Aflac Incorporated 1st Quarter 2006 Form 10-Q

EXHIBIT 11

Aflac Incorporated and Subsidiaries
Computation of Earnings Per Share
Three Months Ended March 31,

	2006	2005

Numerator (in millions):
Basic: net earnings applicable to common stock	$375	$328
Diluted: net earnings applicable to common stock	375	328

Denominator (in thousands):
Average outstanding shares used in the computation
of earnings per share - basic	498,037	502,706

Average outstanding shares used in the computation
of earnings per share - basic	498,037	502,706
Dilutive effect of share-based awards	6,537	6,743

Average outstanding shares used in the computation
of earnings per share - diluted	504,574	509,449

Earnings per share:
Basic	$.75	$.65
Diluted	.74	.64

EXH 11-1